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                          November 25, 2022

       Adam Dickstein
       Senior VP, General Counsel & Corporate Secretary
       CROWN HOLDINGS INC
       770 Township Line Road
       Yardley, PA 19067

                                                        Re: CROWN HOLDINGS INC
                                                            Registration
Statement on Form S-4
                                                            Filed November 14,
2022
                                                            File No. 333-268350

       Dear Adam Dickstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing